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                                                            EXHIBIT 10(m)




                     JOHN J. DUR SEVERANCE ARRANGEMENT


       John J. Dur has an agreement with the Company which provides for the payment of either all or one-half of his then current base annual salary, depending upon the circumstances of his termination of employment at that time, in the event of his severance following the completion of his present assignment.